May 5, 2021

VIA EDGAR

Lisa N. Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PRE 14A Filing for Eaton Vance New York Municipal Income Trust (the “Fund”) (File No: 811-09145)

Dear Ms. Larkin,

This letter responds to comments you provided to the undersigned and Jordan Beksha via telephone on May 3, 2021 in connection with your review of the Fund’s preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on April 23, 2021 (Accession No. 0000940394-21-000771). We have reproduced each comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in the Fund’s definitive proxy statement, as applicable. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	In connection with Item 22(a)(3)(iii) of Schedule 14A, please state prominently that the Fund will furnish to a shareholder upon request a copy of the Fund’s annual report and most recent semi-annual report succeeding the annual report, if any.

Response: The Fund confirms such disclosure is prominently included in the Preliminary Proxy Statement and will continue to be reflected in the Fund’s definitive proxy statement.

2.	The Preliminary Proxy Statement states that the shareholder meeting will be held virtually. Please note that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Fund confirms that it is aware of the Guidance.

3.	Please confirm supplementally what the Fund’s options will be if shareholders do not approve the liquidation.

Response: As disclosed in the Preliminary Proxy Statement, the Fund entered into an interim investment advisory agreement with Eaton Vance Management (“Eaton Vance”), which was approved by the Fund’s Board of Trustees (the “Board”) and took effect on March 1, 2021 upon the closing of Eaton Vance Corp.’s acquisition by Morgan Stanley (the “Interim Agreement”). The Interim Agreement allows Eaton Vance to manage the Fund for an additional 150 days following the closing (in this case, through July 28, 2021). If a quorum is not present at the special meeting of shareholders to approve the liquidation, or if a quorum is present but sufficient votes by the shareholders in favor of the liquidation are not received by June 25, 2021, the Fund may seek to adjourn the special meeting as needed in order to permit further solicitation of proxies through July 28, 2021. To the extent necessary, if shareholder approval of the liquidation began to seem unlikely prior to the termination of the Interim Agreement, the Board also may consider other options for the Fund.

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4.	Please clarify whether the voting requirement for Proposal 1 is a “1940 Act majority,” as described in Section 2(a)(42) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The 1940 Act dictates the use of a “1940 Act majority” in certain instances. The Fund confirms, however, that the voting requirement for Proposal 1 is not a 1940 Act majority. Article VIII, Section 8.2 of the Fund’s Agreement and Declaration of Trust, as amended, indicates that the voting requirement for a liquidation is an affirmative vote of a majority of the outstanding shares entitled to vote, in person or by proxy, at the special meeting of shareholders at which a quorum is present in person or by proxy, provided that such liquidation is recommended by the Board, as was the case here.

5.	Please confirm supplementally whether the Fund will need to utilize a liquidating trust in connection with the liquidation.

Response: In light of the liquidity of the Fund’s portfolio and its current portfolio holdings, the Fund does not anticipate the need to establish a liquidating trust. Thus, a liquidating trust has not been created, and is not currently being contemplated, in connection with the liquidation of the Fund.

6.	Please confirm supplementally that the Fund will file an application for deregistration with the U.S. Securities and Exchange Commission (the “SEC”) on Form N-8F if the Fund is liquidated.

Response: The Fund confirms it will file a Form N-8F if the Fund is liquidated.

7.    With respect to “Proxy Solicitation, Tabulation and Voting Requirements” on page 11, please include the treatment and effect of broker non-votes in connection with Item 21(b) of Schedule 14A.

Response: The Fund does not expect to receive broker non-votes in connection with the Proposal. As such, the Fund has revised the third paragraph of the disclosure as follows (new disclosure underlined in bold):

All proxy cards solicited by the Board that are properly executed and received by the Secretary prior to the Special Meeting, and which are not revoked, will be voted at the Special Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on the proxy card, with respect to Proposal 1, it will be voted FOR the Liquidation. The approval of Proposal 1 requires the affirmative vote of a majority of the outstanding shares entitled to vote, in person or by proxy, at the Special Meeting at which a quorum is present in person or by proxy. Accordingly, abstentions and broker non-votes (shares for which a broker returns a proxy but for which the beneficial owner has not voted and the broker holding the shares does not have discretionary authority to vote on the particular matter) will have the effect of a negative vote on Proposal 1. Please note that broker non-votes are not expected with respect to Proposal 1 because brokers are required to receive instructions from the beneficial owners or persons entitled to vote in order to submit proxies for the Special Meeting.

A quorum requires the presence, in person or by proxy, of a majority of the outstanding shares of the Fund entitled to vote. All shares that are voted and votes to abstain will be counted towards establishing a quorum, as will any broker non-votes. In the event that a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes by the shareholders of the Fund in favor of Proposal 1 are not received by June 25, 2021, the persons named as proxies may propose one or more adjournments of the Special Meeting with respect to Proposal 1 to permit further solicitation of proxies.  Any such adjournment will require the affirmative vote of the holders of a majority of the shares present or represented by proxy at the session of the Special Meeting and entitled to vote on Proposal 1.  The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote “FOR” the Liquidation with respect to Proposal 1.  The persons named as proxies will vote against any such adjournment those proxies that voted “AGAINST” the Liquidation with respect to Proposal 1. The costs of any such additional solicitation and of any adjourned session will be borne by EVM.

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8.	If applicable, please provide disclosure in response to Item 23 of Schedule 14A.

Response: The Fund plans to add the following section under “Additional Information” in the definitive proxy statement:

Duplicate mailings

As permitted by SEC rules, Eaton Vance’s policy is to send a single copy of the proxy statement to shareholders who share the same last name and address, unless a shareholder previously has requested otherwise. Separate proxy cards will be included with the proxy statement for each account registered at that address. If you would prefer to receive your own copy of the proxy statement, please call our proxy information line at (800) 791-3319.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President